August 31,
2005


Mail Stop 4561

John M. James
303 West Wall Street, Suite 2300
Midland, TX

      Re:	AMEN Properties, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
		File No. 000-22847

Dear Mr. James:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 8a Controls and Procedures, page 26

1. We note your disclosure that management has identified certain matters involving internal control deficiencies the Company has concluded that, "...except as noted above the Company`s current disclosure controls and procedures are sufficient to timely alert
...."  It remains unclear how you considered the identified
internal
control deficiencies in reaching the conclusion that your disclosure controls and procedures are effective. If true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
Please revise as appropriate.

2. We note your disclosure that "Other than arising from the review described below, there have not been changes in internal control..."
You should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements

Note C - Disposition of Assets, page 14

3. Explain to us how the guidance in SFAS 144 supports the presentation of the operations of the Lubbock office building in continued operations for the year ended December 31, 2004.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3414 if you have questions.



							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant


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Mr. John M. James
Amen Properties, Inc.
August 31, 2005
Page 1